UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 11, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Private Placement of Pre-Funded Warrant

On March 11, 2026 (the “Issue Date”), Nebius Group N.V. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with NVIDIA Corporation (the “Purchaser”). Pursuant to the Securities Purchase Agreement, the Company agreed to sell (the “Private Placement”) a pre-funded Class A ordinary shares purchase warrant (the “Warrant”) in a private placement for aggregate gross proceeds of approximately $2 billion. The Warrant is exercisable at a purchase price of $0.0001 per Class A ordinary share (the “Exercise Price”) to purchase an aggregate of 21,065,936 Class A ordinary shares, nominal value €0.01 per share (the “Warrant Shares”), subject to certain adjustments in accordance with the terms of the Warrant. Pursuant to the Securities Purchase Agreement, on March 11, 2026, the Company issued the Warrant to the Purchaser. Upon exercise of the Warrant, the Warrant Shares will be delivered to the Purchaser from the Company’s treasury or as newly issued Warrant Shares from the Company’s authorized capital stock. The Company intends to use the net proceeds from the Private Placement to support the investments needed to develop its Full-Stack AI Cloud as well as the development and construction of greenfield data centers.

The Warrant may be exercised by the Purchaser at any time and from time to time on or after the Issue Date, subject to certain conditions, and will expire on the date on which the Warrant is exercised in full. Until the date that is six (6) months following the Issue Date, the Purchaser agrees that, without the prior written consent of the Company, it shall not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, either the Warrant or the Warrant Shares.

The Private Placement is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. The offer and sale of the Warrant and the Warrant Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements of the Securities Act.

Press Release

Furnished as Exhibit 99.1 to this Report on Form 6-K is a joint press release of the Company and the Purchaser, dated March 11, 2026, announcing the Company’s Private Placement and a strategic partnership to scale full-stack AI cloud.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release dated March 11, 2026 announcing Private Placement and Partnership with NVIDIA Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: March 11, 2026	By:	/s/ BOAZ TAL
Boaz Tal
General Counsel